



NEW YORK, NY • DECEMBER 7, 2011

2011 Wells Fargo MLP, E&P, Services & Utility Symposium



Safe Harbor Statement/Regulation G Information

Some of the statements contained in today's presentation with respect to Pepco Holdings, Pepco, Delmarva Power and Atlantic City Electric, and each of their respective subsidiaries, are forward-looking statements within the meaning of the U.S. federal securities laws and are subject to the safe harbor created thereby and by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding each reporting company's intents, beliefs and current expectations. You can generally identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue", the negative or other variations of such terms, or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause one or more reporting company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. These forward-looking statements are qualified in their entirety by, and should be read together with, the risk factors included in the "Risk Factors" section of each reporting company's annual and quarterly reports filed in 2011, and investors should refer to these risk factor sections. The forward-looking statements contained herein are also qualified in their entirety by reference to, and should be read together with, the following important factors, which are difficult to predict, contain uncertainties, are beyond each reporting company's control and may cause actual results to differ materially from those contained in forward-looking statements: changes in prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; weather conditions affecting usage and emergency restoration costs; population growth rates and changes in demographic patterns; changes in customer energy demand due to conservation measures and the use of more energy-efficient products; general economic conditions, including the impact of an economic downturn or recession on energy usage; changes in and compliance with environmental and safety laws and policies; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by, and decisions of, Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence each reporting company's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and the impact of credit and capital market conditions on the ability of a reporting company to obtain funding on favorable terms; and effects of geopolitical events, including the threat of domestic terrorism or cyber attacks. Any forward-looking statements speak only as to the date of this presentation and each reporting company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for a reporting company to predict all such factors, nor can any reporting company assess the impact of any such factor on such reporting company's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

PHI discloses net income from continuing operations and related per share data (both as historical information and earnings guidance) excluding special items because management believes that these items are not representative of PHI's ongoing business operations. Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance. The inclusion of this disclosure is intended to complement, and should not be considered as an alternative to, PHI's reported net income from continuing operations and related per share data in accordance with accounting principles generally accepted in the United States (GAAP).

Pepco Holdings Inc

PHI's Strategic Focus

Power Delivery

  

- Invest in T&D infrastructure
- Focused on reliability and operational excellence
- Implement Blueprint for the Future – advanced metering infrastructure (AMI), energy efficiency, demand response, decoupling
- Achieve reasonable regulatory outcomes

Pepco Energy Services



- Build profitable market share in the energy performance contracting business focused on government customers
- Increase earnings contribution from energy services

Operating Income Business Mix

Forecasted 2011-2015



5 - 10 %

90 - 95%

■ Regulated Utility Operations ■ Pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Reliability Enhancement Plan – Improving System Reliability is a Top Priority





- Our focus in 2011 has been primarily in Pepco's service territory

- Our progress since last fall*:

  - **Tree Trimming** – Trimmed along more than 2,600 miles of power lines to remove limbs that threatened our equipment; 73% of 2011 target complete

  - **Cable Replacement** – Replaced or upgraded more than 230 miles of underground cable; 78% of 2011 target complete

  - **Selective Undergrounding** – Identified overhead lines for undergrounding

  - **Distribution Automation** – Added more than 125 automated switches that will reroute power more effectively during storms; 50% of 2011 target complete

  - **Customer Communications** – Added call center staff and more than doubled phone lines

  - **Technology-Based Improvements** – Implemented technology on mobile devices to view online outage maps and enable customers to report outages

- System reliability has improved over the past year

  - Improved outage frequency and duration statistics for Pepco

  - Benefits of reliability initiatives demonstrated during Hurricane Irene

  * Data as of 9/30/11 – Pepco service territory

Hurricane Irene – Storm Response

- Hurricane Irene hit our service territory in late August 2011 with high winds and driving rain

- Approximately 445,000 customers (~25% of total electric customers) were without power at the height of the storm

- 98% of customers were restored within just over two days after the storm ceased; received positive comments from customers, elected officials and regulators on restoration response

- AMI outage detection proved useful during restoration efforts in Delaware as data eliminated the need to dispatch crews to several hundred outage locations









Hurricane Irene – Estimated Incremental Cost

(Millions of Dollars)	Estimated Total Cost*	Capital	O&M Expense	Deferred/ Regulatory Asset
Atlantic City Electric	$12.7	$5.2	$ –	$7.5
Delmarva Power				
Delaware	4.9	1.4	3.5	–
Maryland	6.9	1.9	–	5.0
Pepco				
District of Columbia	3.8	1.5	2.3	–
Maryland	18.5	7.0	–	11.5
Total	$46.8	$17.0	$5.8	$24.0

*   **Since a large portion of the costs incurred related to services provided by third parties for which the invoices have not yet been received, the costs have been estimated.**
Recovery of system restoration expenses that are in excess of the storm restoration expenses currently embedded in base rates will be pursued during the current cycle of distribution rate cases.

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco – Maryland
Reliability Case 9240

- Related to power outages caused by severe weather in Pepco's service territory in 2010
- Public Service Commission initiated the proceeding for Pepco in August 2010 to investigate the reliability of the electric distribution system and the quality of service provided to customers
- Reliability Enhancement Plan submitted to the Commission in August 2010
- Pepco's position
  - Committed to implementation of the Reliability Enhancement Plan
  - No violation of Commission rules or regulations occurred
  - Commission's consultant agreed; storm restoration efforts were better than industry norm
- Awaiting Commission decision

Pepco Holdings, Inc

Power Delivery - O&M

(Millions of Dollars)	2011 Original Forecast as of April 2011		2011 Projection as of November 2011		Reason for Increase
Base	$	697	$	770	Increased reliability initiatives and system restoration activities; higher employee-related and Power Delivery support costs
Major Storms (incremental cost)		10		16	Hurricane Irene
Sub-Total		707		786	
Reimbursable/Recoverable *		111		111	
Total O&M	$	818	$	897	

- 2011 projected O&M will be included in the current cycle of distribution base rate cases
- We anticipate 2012 Base O&M spending levels in line with current projections for 2011

* **Primarily offset in revenue (customer reimbursed or recoverable through rates in the same year)**

Pepco Holdings, Inc   *Note: See Safe Harbor Statement at the beginning of today's presentation.*

Advanced Metering Infrastructure – Status by Jurisdiction

| | Pepco | | Delmarva Power | | Atlantic City Electric |
	DC	MD	MD	DE	NJ
Electric meter installation	• 60% complete; to be completed 1Q2012 • Regulatory asset approved	• 4% complete; to be completed 4Q2012 • Regulatory asset approved	• Business case submitted, awaiting PSC order	• 99% complete • Regulatory asset approved	• Deferred
Electric meter activation	• Underway; to be completed 2Q2012	• To begin 2Q2012; to be completed 1Q2013	• N/A	• 95% complete; to be completed 1Q2012	• N/A
AMI Customer Benefits – When do they start?	• Online access to energy usage data – 2Q2011 • Outage detection – 2Q2011	• Online access to energy usage data – 4Q2011 • Outage detection – 4Q2011	• N/A	• Online access to energy usage data – 1Q2010 • Outage detection – 1Q2010	• N/A
Critical Peak Rebate form of dynamic pricing	• Proposal pending; proposed phase-in for residential customers to begin in 2012	• Approved in concept; phase in for residential customers to begin 2012	• Approved in concept pending AMI deployment authorization	• Proposal pending; proposed phase-in for residential customers to begin in 2012	• Deferred

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

8

Mid-Atlantic Power Pathway – Project Update



Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Possum Pt.
Georgetown
Indian River
Cambridge
Vienna
Calvert Cliffs
Salisbury
North Anna
MAPP HVAC Power Line
MAPP HVDC Power Line
Nuclear Generation
Fossil Generation
Substation
AC/DC Converter Station

FERC Approved ROE: 12.8%
2020 in-service date currently planned

- PJM provided notice to PHI on August 18th that the MAPP project in-service date will be delayed until 2019 - 2021
- PHI suspended most permitting, engineering, and environmental studies
- Maryland PSC approved our request to delay the procedural schedule for one year or until PJM has issued its 2012 Regional Transmission Expansion Plan
- PHI plans to spend approximately $5 million in each of 2011 and 2012 to complete right-of-way acquisition in Dorchester County and some permitting and environmental activities

Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Capital Expenditures Forecast – Updated November 2011

(Millions of Dollars)	2012	2013	2014	2015	2016	5 Year Total
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 126	$ 138	$ 131	$ 137	$ 135	$ 667
Reliability (facility replacements/upgrades for system reliability)	399	431	422	421	420	2,093
DOE Reimbursement [1]	(10)	(3)	-	-	-	(13)
Load (new/upgraded facilities to support load growth)	76	110	176	131	156	649
Distribution - Blueprint:						
Advanced Metering Infrastructure (AMI) [2]	120	3	-	9	92	224
DOE Reimbursement [1]	(40)	-	-	-	-	(40)
Transmission:						
Customer Driven	9	1	10	5	7	32
Reliability (facility replacements/upgrades for system reliability)	88	102	143	140	72	545
Load and Other	208	157	125	110	179	779
Mid Atlantic Power Pathway [3]	5	2	2	6	190	205
Gas Delivery	22	23	23	25	27	120
Information Technology	15	10	11	10	17	63
Corporate Support and Other	125	70	39	29	32	295
Total Power Delivery	**$1,143**	**$1,044**	**$1,082**	**$1,023**	**$1,327**	**$ 5,619**

(1) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

(2) Installation of AMI in New Jersey is contingent on regulatory approval ($9 million in 2015, $92 million in 2016).

(3) Assumes MAPP in-service date of 2020.

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Forecast Capital Expenditures Comparison

(Millions of Dollars)	2012	2013	2014	2015	2016
April 2011 *	$ 1,169	$ 1,052	$ 1,030	$ 893	N/A
November 2011 *	1,143	1,044	1,082	1,023	1,327
Change	$ (26)	$ (8)	$ 52	$ 130	N/A

Key Drivers of Change in Power Delivery Capital Forecast 2012 - 2015	
MAPP - Delayed in-service date from 2015 to 2020	$ (969)
Distribution - Additional Reliability Initiatives	568
Transmission - Upgrades due to age and condition	368
Distribution - System load growth (primarily District of Columbia)	130
Other, net	51
Total	$ 148

* Amounts are net of anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases – Pending
Pepco – District of Columbia

(Millions of Dollars)	Case No. 1087 Pepco - DC
Test Year	6 mos. actual 6 mos. forecast ended 9/30/11
Adjusted Rate Base	$1,167.5
Equity Ratio	49.2%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase	**$42.1**
Residential Total Bill % Increase	5.3%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4

Procedural Schedule	
Initial Filing Date	7/8/11
Intervenors Testimony	12/7/11
Rebuttal Testimony	1/16/12
Evidentiary Hearings	1/30 - 2/3/12
Initial Briefs	2/27/12
Reply Briefs	3/12/12
Expected Timing of Decision	Q2-2012

Two regulatory lag mitigation measures proposed in filing:

- Reliability Investment Recovery Mechanism - provides full and timely recovery of future capital investments related to distribution system reliability
- Fully forecasted test periods

Drivers of requested increase:

- Rate base growth/reliability investment
- Under-earning at current authorized ROE
- Investment in Advanced Metering Infrastructure

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases – Pending
Atlantic City Electric – New Jersey

(Millions of Dollars)	Docket No. ER11080469 ACE - NJ
Test Year	3 mos. actual 9 mos. forecast ending 12/31/11
Adjusted Rate Base	$922.6
Equity Ratio	49.1%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase	$58.9
Residential Total Bill % Increase	4.2%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.1

	Procedural Schedule
Initial Filing Date	8/5/11
Intervenors Testimony	4/2/12
Rebuttal Testimony	5/11/12
Evidentiary Hearings	6/18 - 6/25/12
Initial Briefs	7/16/12
Reply Briefs	7/30/12

Drivers of requested increase:

- Rate base growth/reliability investment

Regulatory lag mitigation measure proposed in a separate filing made October 18, 2011:

- Request the continuance and expansion of the recently completed Infrastructure Investment Program (IIP)
- Allows recovery of non-revenue generating infrastructure investment through a special rate outside of a base rate filing
- Under the IIP, Atlantic City Electric proposes to recover reliability-related capital expenditures of $69 million, $94 million and $81 million, in 2012, 2013 and 2014, respectively



Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases – Pending Delmarva Power – Delaware Electric

(Millions of Dollars)	**Docket No. 11-528** **DPL Electric - DE**
Date Filed	**12/2/2011**
Test Period	**6 mos. actual 6 mos. forecast ending 12/31/11**
Adjusted Rate Base	**$600.0**
Equity Ratio	**49.5%**
Return on Equity (ROE)	**10.75%**
Revenue Requirement Increase	**$31.8**
Residential Total Bill % Increase	**5.0%**
Revenue Requirement Equating to 25 Basis Point Change in ROE	**$1.2**

Two regulatory lag mitigation measures proposed in filing:

- Reliability Investment Recovery Mechanism - provides full and timely recovery of future capital investments related to distribution system reliability

- Fully forecasted test periods

Drivers of requested increase:

- Rate base growth/reliability investment

- Increase in operating expenses

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

14

Distribution Rate Cases – The Current Cycle

Filing Cycle	Status
Pepco DC	Pending - Filed July 2011
Atlantic City Electric NJ	Pending - Filed August 2011
Delmarva Power DE - Electric	Pending - Filed December 2011
Delmarva Power MD	Filing targeted for December 2011
Pepco MD	Filing targeted for December 2011
Delmarva Power DE - Gas	Filing targeted for 1Q2013

- Requested distribution rate increases for residential customers with typical usage are expected to range from 1% - 5% of the total bill
- Targeted filing dates may be altered by financial projections and other considerations
- Rate cases will be filed in 2012 if progress to reduce regulatory lag is less than satisfactory in the current cycle of base rate cases

Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Energy Services – Overview

- **PES provides retail energy services to large customers**
  - Government
  - Institutional

- **Energy Efficiency**
  - PES is a leading developer of energy efficiency projects
  - Since 1995, completed $1 billion of energy efficiency projects

- **Combined Heat and Power (CHP)/Thermal**
  - PES develops, operates, and maintains CHP and thermal energy plants

- **Renewable Energy**
  - PES owns and operates 12 MW of renewable energy facilities

- **W.A. Chester**
  - Primarily underground high voltage transmission construction for utilities






- **Energy Supply**
  - PES will substantially wind down the retail energy supply business by 2012
  - PES also owns two peaking power plants that are scheduled to retire in 2012

Pepco Holdings, Inc

Pepco Energy Services –
Energy Services Earnings Components

Construction: Energy Services and Combined Heat and Power	• DE Technical Community College • Maryland Port Authority • Other universities, state agencies and municipal governments	**$21 million Contract Backlog** 10-month weighted average*
Operations and maintenance contracts related to energy efficiency projects; 3-15 year contracts	• Military District of Washington • Baltimore City Schools • BWI Thurgood Marshall Airport • Other universities, state agencies and municipal governments	**$23 million Contract Backlog** 8-year remaining contract life*
Long-term Combined Heat and Power and thermal contracts from facilities operated and maintained by PES	• Atlantic City District Energy • Wilmington District Energy • 23 MW NIH Combined Heat and Power, Bethesda, MD • Washington Convention Center Thermal Facility**	**$227 million Contract Backlog** 11-year remaining contract life*
Renewable Energy Projects	• 2 MW Atlantic City Convention Center Solar • 5 MW Bethlehem Landfill Gas (LFG), PA • 2 MW Fauquier County LFG, VA • 3 MW Eastern LFG, MD	**Recurring Gross Margin** $5-$7M per year
W.A. Chester	• Underground high voltage transmission construction for utilities	**Recurring Gross Margin** $6-$10M per year

* **Weighted average, contract backlog at 9/30/2011**   ** **Excluded from backlog (partnership income)**

Pepco Holdings, Inc   *Note: See Safe Harbor Statement at the beginning of today's presentation.*

Pepco Energy Services – Business Development and Marketing Update

- PES has signed $82 million of energy efficiency contracts year-to-date

- Project development pipeline has grown to $511 million, up 14% since January 1

- PES continues to grow its business development staff

- Economic environment has slowed contract signings with state and local governments in 2011

(Millions of Dollars)

Contracts Signed - 2011 YTD	Value
Maryland Port Administration	$27
Virginia Dept. of Military Affairs	11
Bureau of Engraving and Printing	10
Other	34
	$82

Contracts Signed and Project Development Pipeline
(Millions of Dollars)



PES Makeup of Gross Margins



Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Energy Services – Typical Energy Efficiency Project

PES recently signed an $11.2 million energy performance contract with the Commonwealth of Virginia for the Department of Military Affairs (DMA)



- **Project (Phase 1)**
  - PES will implement 14 energy conservation measures including lighting retrofit, water conservation, geothermal, roofs, boilers, HVAC replacement, controls and electrical upgrades
  - The scope for Phase I involves over 22 armories and military facilities (covering 1 million square feet)
  - Expansion potential – Memorandum of Understanding signed for a total of 60 facilities and 3.5 million square feet for future phases
  - Project includes operations and maintenance for 15 years for additional revenue of $12.2 million
  - Estimated guaranteed savings of $1 million per year



- **Construction schedule**
  - Construction began in October 2011
  - Estimated completion is January 2013

> *The project allows the DMA to save more than $15 million in utility costs over the 15 year project term*



Pepco Holdings, Inc

Pepco Energy Services –
Update of Retail Supply Wind Down/Power Plant Retirement

- PES is on track in winding down this business; the retail energy supply contracts completely roll off by 2014

- Power Plants are scheduled for May 2012 retirement

- Gross margin expectations for the contract backlog:
  - Electric: ~$6.00/MWh
  - Natural Gas: ~$0.35/Dth

Key Metrics	YTD Sept 2011	2010	2009
Load Served - MW	1,446	2,011	3,195
MWh Delivered*	5.7	11.6	17.8
Dths Delivered*	21.4	46.4	45.8
O&M Expense*	$27	$53	$60
* millions			
Gross Margins			
$/MWh*	$7.85	$6.37	$6.40
$/Dth*	$0.15	$0.29	$0.41

* excludes mark-to-market





Retail Electric and Natural Gas Backlog

Estimated as of 9/30/2011

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Cross-Border Energy Lease Status

- Equity investment as of September 30, 2011 of $1.3 billion

- Annual tax benefits of $52 million

- Annual net earnings of $21 million

- Current Status:

  - IRS audit settlement approved in November 2010 for the 2001/2002 periods; disallowed net losses on the cross-border energy leases

  - Paid $74 million of taxes, $1 million of penalties and $28 million of interest associated with the 2001/2002 audit in 2011

- Path Forward:

  - Filed a claim for refund of tax payment, interest and penalties with the IRS on July 7

  - IRS has up to six months to act on the refund claim; expectation is claim will be denied

  - Upon denial of claim, will immediately pursue litigation in the U.S. Court of Federal Claims against the IRS to resolve the issue and recover the tax payment, interest and penalties

  - Absent a settlement, litigation will likely take several years to resolve

2012 Financing Activity

- Utility long-term debt issuance of $350 - $450 million
- Equity issuance target of $250 - $350 million; may include the following:
  - Forward sale
  - Secondary offering
  - Continuous equity program
- Dividend Reinvestment Plan (approximately $40 million)

2011 Earnings Guidance

The guidance range excludes:

- **Discontinued operations**

- **The net mark-to-market effects of economic hedging activities at Pepco Energy Services**

- **The impact of a tax law change to adopt a unitary tax in DC**

The guidance range assumes/includes:

- **Normal weather for the remainder of the year**

- **Updated forecast for Power Delivery operation and maintenance expenditures**



Earnings Per Share

2010 Actual*: $1.24

2011E Guidance: $1.15 - $1.25

Reflects earnings per share from ongoing operations

(GAAP results excluding special, unusual or extraordinary items)

* **Excludes special items. See Appendix for reconciliation of GAAP earnings to earnings excluding special items.**

Pepco Holdings, Inc *Note: See Safe Harbor Statement at the beginning of today's presentation.*

23

Delivering Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Long-term Earnings Growth* – Driven by T&D utility infrastructure investments and constructive regulatory outcomes

- *Secure Dividend* – Attractive dividend yield

- *Solid Investment Grade Credit Ratings* – Improved credit metrics and stable outlook

- *Experienced Team* – Delivering on commitments

PHI – Well Positioned to Deliver Value

Pepco Holdings, Inc

Appendix

Pepco Holdings, Inc

Cross-Border Energy Lease Portfolio

(Millions of Dollars)   **Potomac Capital Investment (PCI)**

Year	Country	Asset Description	Investment Expiration	Book Value September 30, 2011	Book Value December 31, 2010
1994 *	Netherlands	Multi-Fuel-Fired Generation (210 MW)	2017	$ -	$ 99
1995	Australia	Coal-Fired Generation (700 MW)	2019	192	189
1999 *	Netherlands	Gas Transmission/Distribution	2025	209	231
1999	Netherlands	Gas Transmission/Distribution	2025	157	153
2001	Austria	Hydro Generation (781 MW)	2035	267	258
2002	Austria	Hydro Generation (184 MW)	2030-36	181	174
2002	Austria	Hydro Generation (239 MW)	2033-42	240	232
2002	Austria	Hydro Generation (80 MW)	2039	90	87
				$ 1,336	$ 1,423

* Decline in lease book value at September 30, 2011 reflects leases terminated in June 2011

Pepco Holdings, Inc

Distribution Rate Cases – Recent Decision
Delmarva Power – Maryland

(Millions of Dollars)	Delmarva Power MD Electric Case - Case No. 9249	
	Final Filed Position	Approved
Date	5/10/11	7/8/11
Adjusted Rate Base	$343.8	Not specified
Equity Ratio	49.81%	Not specified
Return on Equity	10.75%	Not specified
Revenue Requirement Increase	$16.5	$12.2
Residential Total Bill % Increase		1.4%
New Rates Effective		7/8/11

Also approved:

- Cost of equity of 10% for purposes of calculating allowance for funds used during construction and regulatory asset carrying costs

- Full recovery of February 2010 winter storm costs ($1.45 million) straightlined over 5 years

Pepco Holdings, Inc

Distribution Rate Cases – Recent Decision
Delmarva Power – Delaware Gas

(Millions of Dollars)	Delmarva Power DE Gas Case - Docket 10-237	
	Final Filed Position	**Approved**
Date	12/3/10	6/21/11
Adjusted Rate Base	$236.5	Not specified
Equity Ratio	48.3%	48.3%
Return on Equity	11.0%	10.0%
Revenue Requirement Increase	$10.2	$5.8
Residential Total Bill % Increase		2.8%
New Rates Effective		7/1/11

- Interim rate increases implemented
  - $2.5 million put into effect August 31, 2010
  - Balance of requested increase put into effect February 2, 2011
  - Amount collected in excess of approved rates has been refunded to customers

- Decoupling status
  - Parties agreed to defer request to place revenue decoupling into effect until an implementation plan is developed

Pepco Holdings, Inc

Reliability Standards

Maryland (PSC – RM43) – Rulemaking proceeding applying to all electric utilities in the state

- Working group met weekly through October 2011
- Staff report with recommendations issued October 27, 2011; benchmarks proposed for:
    - Service interruption
    - Downed wire response
    - Customer communications
    - Vegetation management
    - Equipment inspection
- Rulemaking sessions to be held December 8 – 9, 2011
- First measurement period begins as soon as the regulations are adopted, which will be no later than July 1, 2012

District of Columbia – New reliability standards adopted in July 2011

- New rules require improvement in reliability performance on an annual basis beginning in 2013 and continuing through 2020
- Regulations in their current form are flawed because they propose an inconsistent method to calculate reliability
- Standards may not be realistically achievable at an acceptable level of cost over the longer term
- Pepco filed an application for reconsideration of the regulations with the Commission on August 8, 2011, which is pending

Pepco Holdings Inc

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings from Continuing Operations – Millions of Dollars	**Twelve Months Ended December 31, 2010**
Reported (GAAP) Net Earnings from Continuing Operations	$ 139
Special Items:	
• Debt extinguishment costs	113
• Restructuring charge	18
• Effects of Pepco divestiture-related claims	6
Net Earnings from Continuing Operations, Excluding Special Items	$ 276

Earnings per Share from Continuing Operations	**Twelve Months Ended December 31, 2010**
Reported (GAAP) Earnings per Share from Continuing Operations	$ 0.62
Special Items:	
• Debt extinguishment costs	0.51
• Restructuring charge	0.08
• Effects of Pepco divestiture-related claims	0.03
Earnings per Share from Continuing Operations, Excluding Special Items	$ 1.24

Income tax effects for the Special Items were calculated using a composite income tax rate of approximately 40%. The pre-tax amounts are shown below:

Pre-Tax Earnings Impact – Millions of Dollars	**Twelve Months Ended December 31, 2010**
• Debt extinguishment costs	$ 189
• Restructuring charge	$ 30
• Effects of Pepco divestiture-related claims	$ 11

Note: See Regulation G Information at the beginning of today's presentation.

Pepco Holdings, Inc